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OMB Number           3235-0145

Expires:     November 30, 2002

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GOLD CITY INDUSTRIES LTD.

 (Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Frederick J. Sveinson

4655 Britannia Drive, Richmond, British Columbia V7E 6B1, (604) 275-8017

Canada

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2002

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. 380560 1- 2

1.  Name of Reporting Persons: Frederick J. Sveinson

    IRS ID # of above persons (entities only): ________________________

2.  Check Appropriate Box If a Member of a Group (See Instructions):

     (a)  [ X ]  ______________________________________________________

     (b)  [  ]  ______________________________________________________

3.  SEC Use Only: ____________________________________________________

4.  Source of Funds (See Instructions): PF

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to

    Items 2(d) or 2(e)                                            [  ]

6.  Citizenship or Place of Organization: Canada

7.  Sole Voting Power: 1,318,762

      (Number of Shares Beneficially Owned by Each Reporting Person)

8.  Shared Voting Power: 1,757,839

               (Number of Shares Beneficially Owned by Each Reporting Person)

9.  Sole Dispositive Power: 1,318,762

               (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: 1,757,839

               (Number of Shares Beneficially Owned by Each Reporting Person)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,076,601

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain

     Shares (See Instructions)                                      [  ]

13.  Percent of Class Represented by Amount in Row (11): 13.0%

14.  Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

The reporting person is Frederick J. Sveinson, a Canadian citizen, who is President, CEO, and Director of Gold City Industries Ltd.  The principal office and business address of Mr. Sveinson is Gold City Industries Ltd. at Suite 550, 580 Hornby Street, Vancouver, British Columbia, CANADA, V6C 3B6.

Of the 1,757,839 shares of which Mr. Sveinson has shared voting and dispositive power:

(a)

395,977 shares are owned by his spouse, Sandra I. Sveinson, who resides at 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1;

(b)

57,625 shares are owned by his adult son, Marino J. Sveinson, who resides at 605-907 Beach Avenue, Vancouver, BC Canada, V6Z 2R3;

(c)

57,625 shares are owned by his adult son, Brett A. Sveinson, who resides at 11711 Kestrel Drive, Richmond, BC Canada, V7E 4E3;

(d)

233,334 shares are owned by Sveinson Mineral Services Inc., 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to his spouse, Sandra I. Sveinson.  As a result, any decision to the voting or control of shares by Sveinson Mineral Services Inc. must be approved by both Mr. Sveinson and his spouse;

(e)

287,280 shares are owned by Sveinson Way Mineral Services Ltd., 205 – 8712 – 48th Avenue, Edmonton, Alberta, Canada T6E 5L1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to Terry A. Sveinson, Mr. Sveinson’s brother.  As a result, any decision to the voting or control of shares by Sveinson Way Mineral Services Ltd. must be approved by both Mr. Sveinson and Terry Sveinson;

(f)

577,999 shares are owned by Bremar Management Services Ltd., 4655 Britannia Drive, Richmond, BC Canada, V7E 6B1, a company owned and controlled as to 25% by Frederick J. Sveinson, as to 25% by Sandra Sveinson, as to 25% by Marino Sveinson, and as to 25% by Brett Sveinson.  In addition, pursuant to a private placement with Gold City Industries Ltd. dated December 19, 2001, Bremar Management has 27,999 share purchase warrants to purchase 27,999 common shares and pursuant to a second private placement with Gold City Industries Ltd. dated September 18, 2002, Bremar Management has 120,000 share purchase warrants to purchase an additional 120,000 common shares. Any decision to the voting or control of shares by Bremar Management Services Ltd. must be approved jointly by the parties.

During the last five years, Frederick J. Sveinson has not been, and none of:  Sandra Sveinson, Marino Sveinson, Brett Sveinson, Terry Sveinson, Sveinson Mineral Services Inc., Sveinson Way Mineral Services Ltd., or Bremar Management Services Ltd. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Frederick J. Sveinson, the reporting person, is a Canadian citizen, as are Sandra Sveinson, Marino Sveinson, Brett Sveinson, and Terry Sveinson.

Item 3. Source and Amount of Funds or Other Consideration

The securities of all parties above have been purchased over a period of several years on the open market or through private placements with Gold City Industries Ltd., with personal funds in the case of the individuals or corporate funds through the companies.  At no time have securities been purchased using loans.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

Mr. Sveinson beneficially owns an aggregate of 3,076,601 shares (13.0% of the securities of Gold City Industries Ltd.  Of those shares, Mr. Sveinson has sole voting and dispositive power as to 1,318,762 shares.  Of these 1,318,762 shares, Mr. Sveinson directly holds 953,762 shares, has been granted stock options to purchase a further 350,000 shares, and holds share purchase warrants to purchase a further 15,000 shares

(b)

Mr. Sveinson has shared voting and dispositive power as to 1,757,839 shares.  Information as to the persons with whom voting and dispositive power is shared is provided in item 2. above.

(c)

The following transactions took place within the past sixty days.

Name

Transaction

Date

No. of Shares

Price ($)

Where, how

Bremar

Purchased

November 14,

120,000

$0.15

Private placement with Gold City

Management

120,000 shares

2002

Industries Ltd. for a total purchase

Services Ltd.

price of $18,000

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As President and Director of the Company, Mr. Sveinson was granted options to purchase 100,000 shares of Common Stock with an exercise price of $0.36 per share on April 11, 2000 and an expiration date of April 11, 2005.

As President, CEO, and Director of the Company, Mr. Sveinson was granted options to purchase 250,000 shares of Common Stock with an exercise price of $0.15 per share on May 6, 2002 and an expiration date of  May 6, 2007.

Pursuant to a private placement with the Company dated December 19, 2001, Mr. Sveinson holds 15,000 share purchase warrants to purchase 15,000 shares of Common Stock with an exercise price of $0.20 per share and an expiration date of January 7, 2003.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.1 – Stock Option Agreement  between Gold City Industries Ltd. and Frederick J. Sveinson, dated April 11, 2000 for 100,000 shares of common stock exercisable at $0.36 per share with an expiry date of April 11, 2005.

Exhibit 7.2 – Stock Option Agreement between Gold City Industries Ltd. and Frederick J. Sveinson, dated May 6, 2002 for 250,000 shares of common stock exercisable at $0.15 per share with an expiry date of May 6, 2007.

Exhibit 7.3 – Share Purchase Warrant Agreement pursuant to a private placement with Gold City Industries Ltd. dated December 19, 2001, entitling Mr. Sveinson to purchase 15,000 shares of Common Stock at an exercise price of $0.20 per share with an expiry date of January 7, 2003.

Exhibit 7.4 – Share Purchase Warrant Agreement pursuant to a private placement with Gold Industries Ltd. dated March 26, 2002, entitling Bremar Management Services Ltd. to purchase 27,999 shares of Common Stock at an exercise price of $0.18 per share with an expiry date of April 29, 2003.

Exhibit 7.5 – Share Purchase Warrant Agreement pursuant to a private placement with Gold City Industries Ltd. dated September 18, 2002, entitling Bremar Management Services Ltd. to purchase 120,000 shares of Common Stock at an exercise price of $0.20 per share with an expiry date of November 14, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002

Date

/s/ Frederick J. Sveinson

Signature

Frederick J. Sveinson

Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)